SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of May, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  May 25, 2005           By:  /s/Andrew M. Archibald
                                     Chief Financial Officer &
                                     Secretary

                                                  NYSE, TSX SYMBOL: ITP



                REMINDER/Invitation to the Annual Meeting of Shareholders of Intertape Polymer Group Inc.



MONTREAL, QUEBEC -- (CCNMatthews - May 25, 2005) -
Intertape Polymer Group Inc. (NYSE: ITP) (TSX:ITP)


        We are pleased to invite you to attend the annual meeting of
                               Shareholders of

                           INTERTAPE POLYMER GROUP

                          that will be held in the
                           Mackenzie room of the
                           Queen Elizabeth Hotel
                       900 Rene-Levesque Boulevard West
                             Montreal, Quebec
                      Wednesday, May 25, 2005 at 4:00 pm

           Management will be available to speak with the media
                       immediately folowing the meeting.
       Interested parties may listen to the live audio webcast at http://www.intertapepolymer.com or at http://phx.corporate-
      ir.net/phoenix.zhtml?p=irol-eventDetails&c=99461&eventID=1072479


                      WE LOOK FORWARD TO SEEING YOU THERE!



Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.



FOR FURTHER INFORMATION PLEASE CONTACT:

Maison Brison
Brian Quick
(514) 731-0000

INDUSTRY: CTR - Containers & Packaging
SUBJECT:  MTG - ANNUAL MEETINGS